February 23, 2006

Via E-mail Transmission
Via Fed Ex

Michael McTiernan, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 4561
Washington, D.C. 20509-0801

Re:	Grubb & Ellis Realty Advisors, Inc. (the “Company”);
Proposed Initial Public Offering (the “Proposed Offering”)
on Form S-11 Registration Statement,
File No. 333-129190 (as same may be amended from
time to time, the “Registration Statement”)

Dear Mr. McTiernan:
     This letter is to confirm my oral advice to you earlier today that in connection with the Proposed Offering by the Company, the securities being offered by the Company to Kojaian Ventures, L.L.C. are covered by the above referenced Registration Statement and will only be sold to Kojaian Ventures, L.L.C. by the Company pursuant to such Proposed Offering and only if and when the Registration Statement is declared effective by the Securities and Exchange Commission. Accordingly, there is no agreement or understanding at the present time, whether written or oral, for Kojaian Ventures, L.L.C. to acquire any securities of the Company, as Kojaian Ventures, L.L.C. has merely expressed an indication of interest in acquiring such securities.
     Should you require any additional information in connection with the foregoing, please do not hesitate to contact the undersigned immediately.

Very truly yours,
/s/ Clifford A. Brandeis

Clifford A. Brandeis

CAB/ma